Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 3, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Back to Contents

3 March 2004

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2003

FINANCIAL HIGHLIGHTS

		2003		2002

•	Volumes	160.2	bn	152.7	bn	up 4.9%

•	Total turnover	£9,048	m	£8,422	m	up 7.4%

•	Net turnover(1)	£3,641	m	£3,321	m	up 9.6%

•	EBITA(2)	£627	m	£582	m	up 7.6%

•	PBTA(3)	£501	m	£455	m	up 9.8%

•	Adjusted profit before tax(4)	£418	m	£378	m	up 10.4%

•	Profit before tax	£379	m	£378	m	up 0.1%

•	Adjusted earnings per share(5)	55.5	p	51.2	p	up 8.6%

•	Basic earnings per share(6)	38.0	p	39.3	p	down 3.1%

•	Proposed final dividend	20.15	p	18.75	p	up 7.5%

•	Proposed total dividend	29.60	p	27.55	p	up 7.4%

(1)	Total turnover less duty paid by Group companies.
(2)	Total operating profit before amortisation of intangible assets and exceptional charge.
(3)	Profit before tax, amortisation of intangible assets and exceptional charge.
(4)	Profit before tax and exceptional charge.
(5)	Adjusted: before amortisation of intangible assets and exceptional charge (net of tax).
(6)	Basic: includes amortisation of intangible assets and exceptional charge.
Note:	Amortisation of intangible assets was £83m (2002: £77m) and exceptional charge was £39m (2002: nil).

Commenting on the results, Nigel Northridge, Chief Executive, said:

“I am pleased with the excellent progress Gallaher made in 2003. We have increased the momentum of our growth strategy across Europe, the CIS and Asia, and can report gains in all our operating divisions. Adjusted earnings per share increased by 8.6% and we are committed to continue to build shareholder value.”

Enquiries:

Claire Jenkins – Director, Investor Relations	Tel:	01932 832637

Anthony Cardew – CardewChancery	Tel:	020 7 930 0777

Back to Contents

PERFORMANCE HIGHLIGHTS

•	Gallaher’s strategy of developing its interests in established and emerging markets across Europe and Asia delivered a strong set of results – EBITA up 7.6% to £627m, with gains achieved in all operating divisions.

•	Proposed final dividend of 20.15p (2002: 18.75p), leading to a total dividend increase of 7.4% to 29.60p (2002: 27.55p).

•	Restructuring of European operations and administration functions expected to achieve annualised savings of at least £20m per annum by the end of 2005. (Estimated total exceptional costs of £65m, of which £39m charged in 2003.)

•	Total volume growth of 4.9% to 160.2bn cigarettes (2002: 152.7bn).

•	Marginal improvement in Gallaher’s UK market share against the overall reduction in total UK duty paid market. Good brand performance in the cigarette, cigar and tobacco markets. UK EBITA increased to £287m (2002: £283m).

•	Continental Europe growth reflects volume gains, price increases and strengthening euro. Distribution also benefited from improved margins. CED EBITA grew 13.7% to £243m (2002: £213m).

•	Sharp volume growth in Kazakhstan and Ukraine. Significant sales mix improvement in Russia. CIS EBITA increased to £44m (2002: £42m) affected by the weakness of the dollar.

•	Republic of Ireland price increases, lower costs and currency benefits more than offset Rest of World volume decline and adverse currency impact on AMELA. RoW EBITA grew to £53m (2002: £44m).

•	Reciprocal trademark license agreements signed with Shanghai Tobacco. Memphis to be launched in Shanghai in 2004.

•	Group cigarette productivity increased 8.2% and real term unit costs were reduced 5.0%

•	Operating cash inflow before exceptional items of £712m (2002: £519m).

•	Current trading is in line with expectations.

Back to Contents

2003 RESULTS

Group

Gallaher’s Eurasian strategy produced a strong overall performance. Total turnover for 2003 at £9,048m represented an increase of 7.4% compared with 2002, with cigarette volume sales – of 160.2bn sticks – up 4.9%.

Earnings before interest, tax, intangible asset amortisation and exceptional charge (“EBITA”) increased 7.6% to £627m (2002: £582m) with gains achieved in all operating divisions.

Profit before tax, amortisation of intangible assets and exceptional charge (“PBTA”) grew 9.8% to £501m (2002: £455m).

Total operating profit was £505m (2002: £505m) and profit before tax was £379m (2002: £378m) – both reflecting trading improvements offset by an exceptional charge of £39m made in 2003 (2002: nil) relating to the restructuring of Gallaher’s European operations.

Adjusted earnings per share increased 8.6% to 55.5p (2002: 51.2p). After deducting intangible asset amortisation and the exceptional charge, net of tax, basic earnings per share were 38.0p (2002: 39.3p) down 3.1%.

The Board of Gallaher recommends a final dividend of 20.15p per ordinary share, amounting to a total dividend for the full year of 29.60p per ordinary share (118.40p per ADS). This represents an increase of 7.4% over the 2002 total dividend of 27.55p per ordinary share (110.20p per ADS).

Subject to shareholders’ approval at Gallaher’s AGM on 12 May 2004, the final dividend will be paid on 21 May 2004 to ordinary shareholders on the register at close of business on 19 March 2004. For ADS holders, The Bank of New York will convert the 80.60p ADS final dividend into US dollars, and distribute it to ADS holders on 28 May 2004.

Gallaher’s divisional performance has been impacted by the effects of foreign exchange translation – positively in respect of the stronger euro and negatively by the weaker US dollar. These divisional effects, however, are partly offset by group hedging activity, so that overall adjusted earnings per share growth largely reflects underlying performance.

Management believes that reporting results before amortisation and exceptional charges (EBITA, PBTA and adjusted earnings per share) provides a better comparison of underlying business performance for the period under review.

European restructuring

In May 2003, following an extensive review, Gallaher announced the restructuring of the Group’s European operations, ceasing all manufacturing in the Republic of Ireland and reducing jobs in Austria and the UK. There will be a loss of around 430 operational jobs by the end of 2005.

Back to Contents

Since the year end Gallaher has extended its restructuring programme to include administration functions in the UK and Continental Europe. Around a further 100 jobs will be lost following this review.

Including this latest initiative, the total cost of the restructuring is now expected to be in the region of £65m by the end of 2005, relating predominantly to redundancy payments and the impairment of operational plant and machinery. Of this total, £39m has been recorded as an exceptional charge at 31 December 2003 (UK: £18m/CED: £3m/RoW: £18m). Once the project has been completed, by the end of 2005, Gallaher expects to achieve annualised savings of at least £20m.

Segmental review

	UK (£m)	CED (£m)	CIS (£m)	RoW (£m)	Total (£m)
Gross turnover
2003	3,611	4,534	373	530	9,048
2002	3,720	3,899	331	472	8,422
Net turnover(1)
2003	578	2,637	295	131	3,641
2002	593	2,325	281	122	3,321
EBITA(2)
2003	287	243	44	53	627
2002	283	213	42	44	582
Total operating profit
2003	267	169	34	35	505
2002	281	148	32	44	505
EBITA margin(3)
2003 (%)	49.7	9.2	14.8	40.3	17.2
2002 (%)	47.7	9.2	14.9	35.9	17.5
(1)	Gross turnover less duty paid by Group companies.
(2)	Total operating profit before amortisation of intangible assets and exceptional charge.
(3)	Total operating profit before amortisation of intangible assets and exceptional charge expressed as a percentage of net turnover.

United Kingdom

While Gallaher’s UK market share marginally improved in 2003, UK turnover excluding duty (“net turnover”) decreased 2.4% to £578m (2002: £593m). The decrease largely reflects lower cigarette volume sales – down 5.1%, to 20.3bn sticks (2002: 21.4bn) – and downtrading by consumers to cheaper cigarettes, partially offset by price increases.

The volume decline primarily reflects the phasing of trade sales at the end of 2002 in advance of pack labelling changes, and a reduction in the size of the UK duty paid market in 2003 – estimated at around 2% to 3%. The lower UK market reflects the full year impact of the increase in duty paid allowances for UK travellers returning from the EU announced by the UK Government in October 2002. Excluding the estimated effect of the phasing of trade sales, Gallaher’s underlying cigarette volume sales in 2003 reduced some 1%.

Back to Contents

EBITA grew 1.6% to £287m (2002: £283m), reflecting an improvement in EBITA margin to 49.7% (2002: 47.7%). The increase in margin principally reflects the benefits of manufacturer’s price increases and lower operating expenses, partly offset by lower volumes and downtrading.

After an exceptional charge of £18m, UK operating profit was £267m (2002: £281m).

Continental Europe (“CED”)

As a result of volume growth, price increases and the strengthening euro, CED net turnover increased 13.4% to £2,637m (2002: £2,325m), comprising: CED tobacco net turnover of £434m (2002: £343m) and distribution net turnover of £2,203m (2002: £1,982m).

CED cigarette volume sales were 47.4bn (2002: 45.7bn).

CED EBITA grew 13.7% to £243m (2002: £213m) of which £172m (2002: £156m) came from the tobacco operations and £71m (2002: £57m) came from the distribution businesses.

The tobacco operations’ improvement in EBITA was mainly due to volume growth, improved margins and the favourable impact of foreign currency translation, partly offset by start up losses for the Polish operation acquired in July 2003 and the first full year share of investment in the Group’s joint venture with RJ Reynolds (“RGI”) formed in July 2002.

The distribution businesses also benefited from improved margins and foreign currency translation.

Reflecting the weighting of the distribution businesses within the divisional results, CED’s EBITA margin was 9.2% (2002: 9.2%). The tobacco operations’ EBITA margin, after adding back inter-company sales to the distribution businesses, was 31.9% (2002: 30.1%).

CED total operating profit was £169m (2002: £148m), after deducting an exceptional charge of £3m in 2003.

Commonwealth of Independent States (“CIS”)

CIS recorded a strong performance – total volumes grew 10.9% to 82.5bn (2002: 74.3bn), with sharp volume sales growth in Kazakhstan and Ukraine more than offsetting the planned reduction in Russian non-filter oval sales. This volume growth, coupled with significant sales mix improvement in Russia, led to a 4.7% increase in net turnover to £295m (2002: £281m) although results were adversely affected by foreign exchange movements (the translation of the mainly US dollar denominated results into sterling).

CIS EBITA increased 4.0% to £44m and EBITA margin remained steady at 14.8%.

Back to Contents

Russian operations were adversely impacted by a substantial duty increase in January 2003, which was largely absorbed by the industry. This was partially offset over the year by significant improvement in the mix of sales, with the oval cigarette segment representing only 6.1% of volume sales (2002: 18.1%). Gallaher continued its marketing investment behind the Group’s brands to capitalise on the growing popularity of higher priced hard box cigarettes.

Kazakhstan continued to deliver good growth, while Ukraine moved into profit in 2003, following its start up phase in 2002.

Rest of World (“RoW”)

In spite of a decrease in volume sales to 10.0bn (2002: 11.3bn) – mainly reflecting a sharp reduction in lower margin Middle East volumes – RoW net turnover grew 7.1% to £131m (2002: £122m), partly reflecting favourable exchange movements in the Republic of Ireland.

In the Republic of Ireland, manufacturer’s price increases, currency benefits and lower operating expenses more than compensated for lower volumes in the reduced Irish market following the significant increase in duty at the end of 2002.

In addition to lower volumes, impacted by the conflict in the Middle East, the AMELA operations have suffered from adverse foreign exchange movements with invoiced sales being denominated in the weakening US dollar, and much of the cost base in the strengthening euro.

RoW EBITA rose 20.2% to £53m (2002: £44m), and EBITA margin increased to 40.3% (2002: 35.9%).

After an exceptional charge of £18m, RoW operating profit was £35m (2002: £44m).

Interest

The Group’s net interest charge in 2003 was £126m (2002: £127m). The 2003 net interest charge includes a net retirement benefit financing credit of £5m (2002: £7m) from returns on pension scheme assets less interest charged on pension scheme liabilities and other post-retirement obligations.

The decrease in the interest cost, excluding the financing credit, to £131m (2002: £134m) reflects a reduction in average net debt at constant exchange rates and a lower average borrowing cost of 5.5% (2002: 5.8%), largely offset by foreign exchange movements applicable to the Group’s euro denominated debt portfolio.

EBITA interest cover – combining both interest and operating components of FRS 17 into a net pension expense within EBITA – was 4.8 times (2002: 4.4 times), within the Group’s target range of between 4.5 and 5.5 times.

Taxation

The tax charge of £126m (2002: £119m) represents an effective rate of 33.3%, compared with 31.6% for 2002. The increase largely arises from a low rate of tax applicable to the exceptional charge, reflecting the lower corporation tax rate applicable to those costs incurred in the Republic of Ireland.

Back to Contents

Removal of intangible amortisation charges and the net exceptional charge gives rise to an adjusted effective tax rate of 26.7% (2002: 26.2%).

Over the medium term, the adjusted effective rate is expected to remain broadly stable.

Returns to shareholders

After deducting minority interests of £6m (2002: £4m) earnings for 2003 decreased to £247m (2002: £255m), and – following a 0.2% increase in the weighted average number of shares in issue – basic earnings per share was 38.0p (2002: 39.3p).

After removing intangible asset amortisation charges of £83m (2002: £77m) and the 2003 net of tax exceptional charge of £31m, adjusted earnings per share increased 8.6% to 55.5p (2002: 51.2p). The increase in amortisation charges reflects the impact of foreign currency and the acquisition of KT Merkury in Poland.

Cash flow

The Group continued to be highly cash generative in 2003, with a net cash inflow from operating activities before exceptional items of £712m (2002: £519m). This largely reflects an 8.6% increase in EBITDA (earnings before interest, taxation, depreciation, amortisation and exceptional items), excluding joint ventures and associates, to £699m (2002: £644m), assisted by a favourable net movement in working capital year on year. Cash costs of £21m were incurred during the year in relation to the Group’s restructuring programme.

The high levels of working capital seen across the Group at the end of 2002 largely reversed in the early part of 2003. These increased levels of investment in 2002 were largely attributable to: high trade debtors in the UK; increased levels of duty paid finished goods in Continental Europe and the Republic of Ireland; and, increased trade debtors in the CIS. However, this reduction has been largely offset by additional working capital at the end of 2003, mainly associated with the new Polish factory and higher levels of duty paid finished goods and trade debtors in the Republic of Ireland following a duty increase in December 2003.

Capital expenditure and financial investment was £118m (2002: £109m). Investment in tangible fixed assets amounted to £117m (2002: £130m) although this was partly financed by proceeds of £10m (2002: £29m) principally from the disposal of non-core property assets by Austria Tabak. The UK saw continued investment in its production facilities and merchandising kiosks and gantries. CED continued to invest in vending machines, to meet regulatory requirements impacting in 2007, and in the newly acquired Polish factory. The CIS invested in its production facilities in Russia, Kazakhstan and Ukraine.

Expenditure of £15m on acquisitions in 2003 included the acquisition of a factory for cigarette manufacture in Poland (£11m, including £3m of debt acquired).

Back to Contents

Slightly lower net financing payments of £131m (2002: £135m) reflect the Group’s strong cash flow generation in the period combined with lower average interest rates, partly offset by adverse exchange on euro denominated debt. Increased dividend payments of £183m (2002: £169m) were partly offset by dividends received from L-T of £14m (2002: £12m).

The Group’s strong cash flow generation, coupled with the proceeds of a £250m Eurobond issued in February 2003, allowed bank loans amounting to £297m to be repaid during 2003.

The Group’s net debt reduced to £2,452m at the year end (2002: £2,493m). A net cash inflow of £162m was partly offset by the stronger euro, which resulted in exchange revaluations increasing net debt by £121m. The Group’s weighted average level of net debt in 2003 was £2,407m.

OPERATING REVIEW

Group

Gallaher’s strategy is to create value for its investors through the development of a balanced portfolio of interests in established and emerging markets across Europe and Asia – organically and through acquisitions and strategic alliances – capitalising on its proven ability to build brand equity.

Gallaher’s leading positions in key mature markets underpinned volume growth and market share gains in Continental Europe and the CIS during 2003. Total Group volumes increased 4.9% to 160.2bn cigarettes, despite challenging trading conditions in some key markets, including the Republic of Ireland, France, Germany and Russia.

Gallaher is committed to remaining at the forefront of operational efficiency. Following the announcement of plans to restructure the Group’s European manufacturing operations in May 2003, Gallaher conducted a review of its management and administrative organisation during the second half of the year.

Opportunities to enhance Gallaher’s competitive position by re-profiling its organisational structure to meet the changing needs of the Group will be implemented during 2004. These will include: the streamlining and centralisation of UK office functions; a reduction in size and relocation of the Group’s Continental European office; a move to more functional UK and European marketing and operational structures; and, the formation of a combined developing markets function.

Back to Contents

Divisional cigarette volumes

	2003 (bn)	2002 (bn)	Change (%)

UK(1)	20.3	21.4	(5.1)

Continental Europe(2)	47.4	45.7	3.7

CIS	82.5	74.3	10.9

Rest of World(3)	10.0	11.3	(11.1)

Total Group	160.2	152.7	4.9

(1)	Excluding the estimated impact of the phasing of trade sales in December 2002, Gallaher’s underlying UK volumes reduced some 1% in 2003.
(2)	Excluding the impact of new Polish volume in 2003, and in 2002 the discontinued Swedish contact manufacturing operations, and export sales to AMELA (which are now reported under the Rest of World Division) underlying Continental European volumes grew 6.7% to 45.7bn cigarettes (2002: 42.8bn).
(3)	Underlying Rest of World volumes reduced 23.5% (2002, including export sales to AMELA from Continental Europe: 13.1bn cigarettes).

United Kingdom

In the UK, Gallaher aims to increase its shares of the growing value cigarette and handrolling tobacco sectors, and to defend its leading positions in the premium cigarette and cigar sectors – achieving an appropriate balance between sales volumes and the margins achieved on those volumes.

Gallaher’s brands performed well in the cigarette, cigar and tobacco markets during 2003.

The Group’s leading premium UK brands, Benson & Hedges, Silk Cut and Hamlet, benefited from investment in a final round of advertising ahead of the commencement of the ban in February 2003. This expenditure is expected to underpin the long-term equity of these brands. Gallaher’s brands were also assisted by positioning at the point of sale.

–	Cigarette

The continued taxation driven price gap between cigarettes sold in the UK and other EU markets, combined with the increase in personal tobacco import allowances in October 2002, contributed to a decline in UK duty-paid cigarette market volumes of approximately 2% to 3% in 2003.

Moderate downtrading from the premium and mid price sectors into value price cigarettes continued. The respective shares of retail sales accounted for by each price sector were: value: 56.6% (2002: 53.8%); mid price: 11.2% (2002: 12.9%); and, premium: 32.2% (2002: 33.3%).

Back to Contents

Gallaher’s total UK volumes decreased 5.1% to 20.3bn cigarettes, reflecting the overall market decline and the timing of sales into the trade in advance of pack labelling changes. Excluding the phasing of trade sales in December 2002, Gallaher’s underlying volumes reduced some 1%.

Gallaher’s overall UK retail market share increased marginally to 38.1% (2002: 37.9%), reflecting good performances by the Group’s principal UK houses, Benson & Hedges and Mayfair, which were partly offset by market share declines from a number of other brands.

The Benson & Hedges house was strengthened by the introduction of Silver, a new reduced tar brand, in February. Together, Benson & Hedges Silver and Gold, the UK’s leading premium cigarette, achieved a house retail market share of 9.3% (2002, Benson & Hedges Gold: 9.0%).

Mayfair increased its retail market share to 10.4% (2002: 8.5%), and volumes 13.7%, benefiting from competitive pricing and the growth of the value sector. Mayfair’s growth drove a rise in Gallaher’s total value sector share to 33.2% (2002: 31.3%).

–	Cigar

The total UK cigar market declined around 7% in 2003, and the consumer trend from the higher margin medium cigar sector to the small cigar sector continued.

Gallaher extended its lead of the cigar market with a 47.0% share of sales to consumers (2002: 46.3%) – supported by the launch of Hamlet Miniatures Filter and Hamlet Aromatic in December 2002.

Original Hamlet held its lead of the medium cigar sector with a share of 54.5% (2002: 53.3%) and Hamlet Miniatures grew its share of the small cigar sector to 32.0% (2002: 31.7%).

–	Tobacco

The total UK handrolling tobacco market grew modestly in 2003, and moderate downtrading into lower priced brands continued.

Gallaher’s market share was 31.3% (2002: 31.6%) reflecting the continued success of Amber Leaf – which increased market share to 15.9% (2002: 13.9%) – and the decline of the mature Old Holborn brand.

Gallaher increased its lead of the declining pipe tobacco market, growing its share of sales to consumers to 49.6% (2002: 49.1%) – largely due to a good performance from Mellow Virginia, and underpinned by the leading house Condor.

Continental Europe

In Continental Europe, Gallaher aims to defend its market leading positions in Austria and Sweden – balancing volumes and margins – and to grow share elsewhere.

Back to Contents

The Group traded strongly in Continental Europe during 2003, despite the negative impact of above inflation duty increases on total market volumes in certain European states, notably France and Germany.

Gallaher defended the positions of its established brands and continued to build the equity of its younger developing brands. Total divisional volumes grew 3.7% to 47.4bn cigarettes, and underlying volumes grew 6.7% (see page 10 for definition).

–	Tobacco products

Gallaher maintained its lead of the Austrian cigarette market with a 46.5% share of sales (2002: 48.6%). During the second half of 2003, market share stabilised for the first time in recent years.

A range of marketing and advertising initiatives supported Gallaher’s leading brand Memphis, assisting the growth of Memphis Blue and underpinning Memphis Classic. Memphis Classic Full Flavour’s market share was stabilised during 2003 and the Memphis Blue brands increased market share to 6.6% (2002: 5.7%).

Gallaher launched several brands in Austria during 2003, including Benson & Hedges Red 20s, Memphis Blue 100s and Old Holborn.

In Sweden, Gallaher maintained its leading cigarette market position with a 39.1% share of sales to consumers (2002: 41.4%).

Level again performed well, growing market share to 7.1% (2002: 6.1%) and volumes 13.0%. The Group’s total branded Swedish volumes were impacted by the ongoing decline of the mature brand Blend and lower overall market volumes. Gallaher launched a new value brand, Vermont, in September.

Gallaher’s moist oral snuff operations continued to make solid progress, supported by new product launches. Volume sales of Gustavus increased sharply during 2003, and the brand established a 1.6% retail market share by December 2003/January 2004.

Elsewhere in the EU, Gallaher’s trading performance was robust. In Germany, the Group performed well – increasing its share of the total market held through generic cigarettes to 7.3% (2002: 6.5%), while maintaining the share of its branded cigarettes at 0.7%.

Gallaher broadly maintained cigarette market share in Greece at 5.0% (2002: 5.1%) and the growing demand for Old Holborn increased its leading share of the handrolling tobacco market to 38.1% (2002: 36.3%).

Sales of the Virginia blended Benson & Hedges Metal range underpinned the Group’s strength in Western Europe, while volume growth from Reynolds-Gallaher International (“RGI”) drove an increase in the Group’s total cigarette market shares to: 3.0% in France; 3.2% in Italy; and, 1.6% in Spain (2002: 2.9%, 1.1% and 1.2% respectively).

Back to Contents

Gallaher and RGI launched a variety of both Virginia and American blended cigarettes, and cigars, in these markets during 2003, including: Benson & Hedges Menthol in France; Benson & Hedges American Blend 10s, Mayfair and Hamlet 5s in Italy; Benson & Hedges Silver in Spain; and Reynolds in all three markets. RGI launched a new value brand, Austin, in France at the beginning of 2004.

The Group has continued to develop its operations in Central and Eastern Europe.

Following the acquisition of KT Merkury in July, Gallaher made good progress in Poland. In the second half of 2003 the Group sold 1.6bn cigarettes in the market (2002, July to December KT Merkury sales: 0.7bn cigarettes). Gallaher’s Polish retail market share reached 2.6% by December, up from 1.7% at the time of the acquisition, assisted by the launch of brands from the Group’s international portfolio, including LD and Level.

Excluding volumes sales in Poland, Gallaher’s Central and Eastern European volume sales grew 9.8% to 6.5bn cigarettes (2002: 5.9bn). Strong growth in Romania drove an increase in Gallaher’s pan-Balkan market share to 4.9% (2002: some 4.0%).

–	Distribution

Gallaher’s distribution businesses performed well.

In Austria, TOBA achieved enhanced margins driven by efficiency savings and improved fees. This more than offset the impact of lower cigarette market volumes. TOBA continued to leverage its comprehensive distribution network to build sales of non-tobacco products, including pre-paid phone cards and motorway toll stickers.

In Germany, ATG – the vending company in which Gallaher has a 63.9% holding – continued to make good progress. ATG increased its share of vending to 25.5% (2002: 24.2%) and outperformed the German market – increasing total market share to 5.9% (2002: 5.6%). ATG’s ongoing programme of machine park rationalisation and improvement resulted in increased machine productivity.

Lekkerland-Tobaccoland (“L-T”) – an associate in which Gallaher has a 25.1% holding – delivered a resilient performance in 2003. Efficiency savings and growth in sales of pre-paid phone cards largely offset the impact of lower German cigarette market volumes and the introduction of new German government regulations regarding can recycling.

In January 2004, L-T announced the acquisition of Lekkerland Europa Holding GmbH, using its own financing, in order to expand operations outside Germany. Lekkerland Europa principally operates in EU and EU accession countries.

Back to Contents

Commonwealth of Independent States

In the CIS, Gallaher aims to grow regional market share while increasing the proportion of its brands sold in the intermediate and higher priced sectors across the region.

Consumer uptrading continued in the CIS during 2003 with smokers increasingly favouring higher priced and international brands.

Gallaher’s trading performance was impressive, with retail market share gains in Russia, Kazakhstan and Ukraine. Divisional volumes grew 10.9% to 82.5bn cigarettes, with strong growth in Kazakhstan, Ukraine and hard box filter cigarettes in Russia more than offsetting a planned reduction in Russian non-filter oval sales.

–	Russia

In Russia, Gallaher increased its total share of consumer sales to 15.0% (2002: 14.0%), despite intense competition following a substantial increase in cigarette taxation on 1 January 2003.

Within its sales mix, Gallaher continued to increase the proportion of its brands sold in the intermediate and higher price sectors. Sales in these sectors accounted for 93.9% of the Group’s Russian volumes (2002: 81.9%).

Sales of hard box filter cigarettes increased 16.1%. This growth was more than offset by a planned strategic reduction in sales of non-filter oval cigarettes of 68.7%. This, and the phasing of trade sales in December 2002, drove a reduction of 6.8% in total volumes to 58.8bn cigarettes.

Gallaher’s leading Russian brand, LD, maintained a market share of over 5% during 2003, underpinning strong growth from St George in the intermediate price sector and advances in the higher price sector.

In 2003, the premium sub-sector grew its share of the total Russian market to 8.8% (2002: 7.7%). Gallaher increased its share of this sub-sector to 2.6% (2002: 0.7%). By December 2003, the Group’s share of the premium sub-sector reached over 3%, assisted by the success of new Sobranie Slims variants.

–	Kazakhstan

Gallaher grew market share to 30.0% in Kazakhstan (2002: 20.4%). Volume sales increased 64.6% to 9.6bn cigarettes, driven by strong demand for the Group’s brands including Sovereign, LD, Novost, and Sobranie.

Sovereign extended its market leading position, growing share to 14.8% (2002: 12.2%) and LD increased share to 7.1% (2002: 4.2%).

–	Ukraine

The Group grew its share of the Ukrainian market to 11.6% (2002: 7.5%). Volume sales increased over 150% to 14.2bn cigarettes as brands including LD, St George and Troika gained market share.

Back to Contents

Rest of World

In its Rest of World division, Gallaher seeks growth in Asia Pacific and AMELA, while defending its leading position in the high margin Republic of Ireland market – balancing volumes and margins.

RoW volumes reduced 11.1% to 10.0bn cigarettes, largely due to a reduction in lower margin Middle East volumes, impacted by the conflict in the region. Underlying volumes fell 23.5% (see page 10 for definition).

–	Republic of Ireland

Trading conditions in the Republic of Ireland were challenging in 2003. Market sales to consumers, after adjusting for trade inventory levels, declined over 6%, following substantial excise duty increases in December 2002 and 2003.

Gallaher’s trading performance was resilient, underpinned by the top two houses in the market, Silk Cut and Benson & Hedges. The Group’s cigarette market share was 50.1% (2002: 50.7%).

Gallaher also maintained its leadership of the cigar market with a 71.3% share (2002: 72.9%).

–	AMELA

AMELA and contract manufacture volumes reduced 12.9% to 6.5bn cigarettes (2002: 7.5bn) entirely due to the reduction in Middle East volumes. Pro-forma volumes were down 30.0% (2002, including export sales to AMELA from Continental Europe: 9.3bn cigarettes).

Gallaher performed well in its core African market Guinea, maintaining its leadership position and increasing volumes. The Group also performed strongly in Nigeria, where volume sales more than doubled. Total African volumes increased 20.1% to 4.5bn cigarettes.

–	Asia Pacific

Gallaher made good progress in Asia Pacific during 2003. Total volumes continued to increase, albeit from a low base, driven by strong growth in Taiwan and China.

Following the signing of reciprocal trademark license agreements between Gallaher and Shanghai Tobacco in November 2003, Gallaher’s Memphis brand will be launched in Shanghai during the first half of 2004.

In January 2004, Japan Tobacco (“JT”) and Gallaher entered into a long-term licensing agreement under which Gallaher will operate JT’s domestic cigar business. This offers leadership of the small Japanese cigar market, and an interesting platform for the future.

Back to Contents

Manufacturing

During 2003 Gallaher continued to maximise value from its operational base – maintaining its position at the forefront of efficiency, while retaining the flexibility to meet changing market demands.

Gallaher strengthened its already competitive position, increasing Group cigarette productivity 8.2% (defined as output per worked hour). This enhanced productivity, together with competitive pricing of raw materials, including leaf and packaging, underpinned a real term reduction in total unit costs of 5.0%.

The strong Group performance particularly reflected improvements in the UK and Continental Europe, ahead of the full benefits of the restructuring programme announced in May to reduce jobs in the UK and Austria and to cease manufacturing in the Republic of Ireland.

The restructuring is progressing as planned, enabling Gallaher to integrate manufacturing capabilities and maximise use of its most efficient assets. The transfer of manufacturing from the Republic of Ireland to the UK was completed on target at the end of the year. This restructuring programme will be completed by the end of 2005.

A new and robust cross-functional management process was introduced during the year to drive continuous operational improvement and to ensure adoption of best practice across the Group. This brought increased focus to a number of areas, including: manufacturing efficiency; raw materials; product and pack standardisation; and, optimisation of the Group-wide supply chain.

Gallaher continued to invest in state of the art technology. These investments drove cost reductions, improved quality, increased capacity, and enhanced flexibility – supporting volume growth and changes in brand mix.

Production of high quality products and total consumer satisfaction are an integral part of Gallaher’s manufacturing strategy. The Group’s Western European factories have met the new requirements for continued accreditation against the Quality Management System ISO9001 : 2000. Similar best practice is being rolled out to other locations.

Gallaher continued its drive to deliver the highest standards of customer service and flexibility across its Eurasian markets. This drive was supported by supply chain simplification through devolving greater responsibility to regional operations. In addition, Gallaher’s strategic demand planning capability was enhanced to ensure that Group capital investment meets the changing needs of the business and that costs continue to be optimised and reduced across Gallaher’s growing operational network.

–	United Kingdom

Productivity at Gallaher’s UK cigarette factory at Lisnafillan increased 8.8%. This improvement was driven by: increased use of ultra high speed machinery; a major re-organisation of working practices, including job reductions; and, in the latter part of the year, the transfer of volumes from Dublin. Together with reduced leaf costs, this enhanced productivity underpinned a 3.2% reduction in real term unit costs.

Back to Contents

The ongoing success of the Amber Leaf flip top pack and reduced overall volumes impacted productivity and unit costs at the Lisnafillan tobacco factory. Productivity reduced 2.6% and real term unit costs increased 3.4%. A programme of investment designed to increase the factory’s efficiency and flexibility was approved in early 2004.

Productivity at Gallaher’s Cardiff cigar factory increased 6.6%, assisted by increased use of higher speed equipment, greater efficiencies and a re-organisation of working practices, including job reductions. Real term unit costs fell 1.8%, driven by the increase in productivity and a reduction in average leaf costs.

–      Continental Europe

Productivity at Gallaher’s Austrian factories increased 7.0%, assisted by increased volumes and initial benefits associated with Gallaher’s European operational restructuring. This improvement underpinned a real term reduction of 4.2% in cigarette unit costs.

Several projects were commenced to enhance efficiency during 2003. These included: the standardisation of products; the creation of a new European logistics department; and, the commencement of a project to manufacture specialist filters for Gallaher’s group-wide requirements in Austria.

Gallaher’s Polish factory at Gostkow has steadily increased output since the Group acquired KT Merkury in July. Investment in a new primary processing line and high speed making and packing machines has increased the factory’s efficiency, capacity and flexibility. Gostkow now has the ability to produce a range of Gallaher’s Virginia and American blend brands for the domestic market.

–      Commonwealth of Independent States

The Group’s manufacturing facilities in the CIS substantially increased total output assisted by the optimal use of manufacturing assets across the region.

Productivity in the CIS grew 9.0% as a result of higher efficiencies and investment in new technology to meet the higher proportion of hard box, filter cigarettes and premium brands. This change in mix contributed to a 0.9% real term rise in unit costs.

Output of filter cigarettes increased sharply at Gallaher’s Moscow factory, while production of oval cigarettes decreased – reflecting the growing demand for the Group’s higher priced brands in the Russian market.

Considerable steps were taken to maximise efficiency at the factory. These included: the installation of new tobacco processing equipment to enable cost reductions through onshore manufacture of all blends; material standardisation and specification changes to optimise NTM costs; and, an improvement in machine performance, resulting in reduced wastage.

Back to Contents

Operational efficiency in Gallaher’s Kazakhstan factory was enhanced as a result of staff development and the installation of new equipment. This included high speed cigarette making machinery and a second filter making complex.

The installation of new lines in Ukraine facilitated a substantial increase in volumes and the introduction of new brands. Overall factory efficiency was enhanced by the installation of an automated stem processing line.

OUTLOOK

In 2003, Gallaher’s leading positions in key mature markets underpinned volume growth and market share gains in Continental Europe, the CIS, Central Asia and Asia Pacific. The Group’s strategy produced a strong overall performance, although divisional results were impacted by foreign exchange translation, which is expected to continue in 2004.

Current trading remains in line with expectations.

Back to Contents

Gallaher Group Plc
Group Profit and Loss Account
YEAR ENDED 31 DECEMBER 2003

2003 US$m	*	2003 £m	2002 £m

Turnover of the Group including its share of joint ventures and associate	16,196		9,048		8,422
Less share of turnover of joint ventures and associate	(1,888)		(1,055)		(962)

Group turnover	14,308		7,993		7,460

Group operating profit before exceptional charge	965		539		498
Exceptional charge	(70)		(39)		—

Group operating profit	895		500		498
Share of operating profits of joint ventures and associate	9		5		7

Total operating profit	904		505		505

Net interest and other financing charges	(235)		(131)		(134)
Net retirement benefits financing income	9		5		7

Total net interest and other finance charges	(226)		(126)		(127)

Profit on ordinary activities before taxation	678		379		378

Tax on profit on ordinary activities	(226)		(126)		(119)

Profit on ordinary activities after taxation	452		253		259
Equity minority interests	(10)		(6)		(4)

Profit for the financial year	442		247		255
Dividends	(345)		(193)		(179)

Retained profit for the financial year	97		54		76

Earnings per ordinary share
– Adjusted (a)	99.3	c	55.5	p	51.2	p
– Basic	68.0	c	38.0	p	39.3	p
– Diluted	67.8	c	37.9	p	39.1	p
Dividends per ordinary share
– Final proposed	36.1	c	20.15	p	18.75	p
– Total for the year	52.9	c	29.60	p	27.55	p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial year stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

(a)	Before intangible asset amortisation and exceptional charge.

*	US dollar equivalents are provided for reader convenience at the 31 December 2003 exchange rate of £1:US$1.79.

Back to Contents

Gallaher Group Plc
Group Balance Sheet
AT 31 DECEMBER 2003

	2003 US$m *	2003 £m	2002 £m
Fixed assets
Intangible assets	2,504	1,399	1,375
Tangible assets	1,065	595	575
Investments:
– Investment in joint ventures	11	6	6
– Investment in associate	200	112	109
– Other investments	34	19	17

	245	137	132

	3,814	2,131	2,082

Current assets
Stocks	902	504	466
Debtors	1,402	783	788
Non-liquid investments	2	1	1
Cash and liquid investments	208	116	95

	2,514	1,404	1,350
Creditors: amounts falling due within one year
Borrowings	(249)	(139)	(201)
Other	(1,999)	(1,117)	(1,044)

	(2,248)	(1,256)	(1,245)
Net current assets	266	148	105

Total assets less current liabilities	4,080	2,279	2,187
Creditors: amounts falling due after one year
Borrowings	(4,348)	(2,429)	(2,387)
Other	(9)	(5)	(6)

	(4,357)	(2,434)	(2,393)
Provisions for liabilities and charges	(95)	(53)	(49)
Net retirement benefits liability	(122)	(68)	(82)

Net liabilities	(494)	(276)	(337)

Capital and reserves
Called up share capital	116	65	65
Share premium account	224	125	117
Capital redemption reserve	14	8	8
Merger reserve	261	146	146
Other reserve	(1,630)	(911)	(911)
Profit and loss account (including retirement benefits reserve)	465	260	213

Equity shareholders' deficit	(550)	(307)	(362)
Equity minority interests	56	31	25

	(494)	(276)	(337)

This summary financial statement was approved by the Board on 2 March 2004 and signed on its behalf by Nigel Northridge and Mark Rolfe.

*	US dollar equivalents are provided for reader convenience at the 31 December 2003 exchange rate of £1:US$1.79.

Back to Contents

Gallaher Group Plc
Statement of Total Recognised Gains and Losses
YEAR ENDED 31 DECEMBER 2003

2003 US$m	*	2003 £m	2002 £m

Profit for the financial year	442	247	255
Actuarial loss recognised on retirement benefits	(7)	(4)	(108)
Movement on deferred tax relating to actuarial loss on retirement benefits	2	1	30
Exchange adjustments on foreign currency net investments	(7)	(4)	(22)

Total recognised gains and losses for the year	430	240	155

Reconciliation of Movements in Equity Shareholders' Deficit
YEAR ENDED 31 DECEMBER 2003

2003 US$m	*	2003 £m	2002 £m

Profit for the financial year	442	247	255
Dividends	(345)	(193)	(179)
Actuarial loss recognised on retirement benefits	(7)	(4)	(108)
Movement on deferred tax relating to actuarial loss on retirement benefits	2	1	30
Exchange adjustments on foreign currency net investments	(7)	(4)	(22)
Amounts deducted from profit and loss reserve in respect of shares issued to the Qualifying Employee Ownership Trust	—	—	(5)
Issue of ordinary shares	14	8	12

Net decrease/(increase) in equity shareholders' deficit	99	55	(17)
Opening equity shareholders' deficit	(649)	(362)	(345)

Closing equity shareholders' deficit	(550)	(307)	(362)

*	US dollar equivalents are provided for reader convenience at the 31 December 2003 exchange rate of £1:US$1.79.

Back to Contents

Gallaher Group Plc
Group Cash Flow Statement
YEAR ENDED 31 DECEMBER 2003

2003 US$m	*	2003 £m	2002 £m

Net cash inflow from operating activities	1,237	691	519
Dividends received from associate and joint ventures	25	14	12
Returns on investments and servicing of finance	(234)	(131)	(135)
Taxation	(177)	(99)	(101)
Capital expenditure	(209)	(117)	(110)
Financial investment	(2)	(1)	1
Acquisitions and disposals	(27)	(15)	(14)
Equity cash dividends paid	(328)	(183)	(169)

Net cash inflow before management of liquid resources and financing	285	159	3
Management of liquid resources	(4)	(2)	1

Decrease in debt	(202)	(113)	(7)
Issue of ordinary shares	5	3	4

Financing	(197)	(110)	(3)

Increase in net cash in the year	84	47	1

Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities
YEAR ENDED 31 DECEMBER 2003

2003 US$m	*	2003 £m	2002 £m

Group operating profit before exceptional charge	965	539	498
Depreciation of tangible fixed assets	149	83	74
Amortisation of intangible fixed assets	138	77	72
Amortisation of other fixed assets	5	3	3
Loss/(profit) on sale of tangible fixed assets	2	1	(1)
Decrease/(increase) in debtors	40	22	(127)
Increase in stocks	(27)	(15)	(68)
Increase in creditors and provisions	30	17	71
Decrease in net retirement benefits liability	(27)	(15)	(3)

Net cash inflow from operating activities before exceptional charge	1,275	712	519
Cash outflow relating to exceptional charge	(38)	(21)	—

Net cash inflow from operating activities	1,237	691	519

*	US dollar equivalents are provided for reader convenience at the 31 December 2003 exchange rate of £1:US$1.79.

Back to Contents

Gallaher Group Plc
Reconciliation of Net Cash Flow to Movement in Net Debt
YEAR ENDED 31 DECEMBER 2003

2003 US$m	*	2003 £m	2002 £m

Increase in net cash in the year	84	47	1
Increase/(decrease) in liquid resources	4	2	(1)
Decrease in debt	202	113	7

Change in net debt resulting from cash flows	290	162	7
Exchange adjustments	(217)	(121)	(74)
Loans acquired with subsidiary	—	—	(1)

Movement in net debt in the year	73	41	(68)
Net debt at 1 January	(4,462)	(2,493)	(2,425)

Net debt at 31 December	(4,389)	(2,452)	(2,493)

Basis of Preparation

The preliminary announcement of results for the year ended 31 December 2003 is an excerpt from the forthcoming annual report and financial statements and does not constitute the statutory financial statements of the Group. The 2003 figures are extracted from the audited financial statements that have not yet been approved by the shareholders and have not yet been delivered to the Registrar. The comparative figures are extracted from the latest published financial statements that have been delivered to the Registrar. The Auditors’ reports in respect of both years were unqualified and do not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

*	US dollar equivalents are provided for reader convenience at the 31 December 2003 exchange rate of £1:US$1.79.

Back to Contents

Gallaher Group Plc
Segmental Information (by Destination)
YEAR ENDED 31 DECEMBER 2003

2003 US$m	*	2003 £m	2002 £m

Total Turnover
UK	6,464	3,611	3,720
Continental Europe	8,116	4,534	3,899
CIS	668	373	331
Rest of World	948	530	472

	16,196	9,048	8,422

Duty
UK	5,429	3,033	3,127
Continental Europe	3,396	1,897	1,574
CIS	140	78	50
Rest of World	714	399	350

	9,679	5,407	5,101

Total Operating profit
UK
– before amortisation of intangible assets and exceptional charge	514	287	283
– amortisation of intangible assets	(4)	(2)	(2)
– exceptional charge	(32)	(18)	—

	478	267	281
Continental Europe
– before amortisation of intangible assets and exceptional charge	435	243	213
– amortisation of intangible assets	(127)	(71)	(65)
– exceptional charge	(6)	(3)	—

	302	169	148
CIS
– before amortisation of intangible assets	79	44	42
– amortisation of intangible assets	(18)	(10)	(10)

	61	34	32
Rest of World
– before amortisation of intangible assets and exceptional charge	95	53	44
– amortisation of intangible assets	—	—	—
– exceptional charge	(32)	(18)	—

	63	35	44
Total
– before amortisation of intangible assets and exceptional charge	1,123	627	582
– amortisation of intangible assets	(149)	(83)	(77)
– exceptional charge	(70)	(39)	—

	904	505	505

*	US dollar equivalents are provided for reader convenience at the 31 December 2003 exchange rate of £1:US$1.79.

Back to Contents

SUPPLEMENTARY FINANCIAL INFORMATION

International accounting standards

On 7 June 2002 the EU approved a Regulation on the use of International Financial Reporting Standards (“IFRS”) in the consolidated financial statements of listed companies. This applies to financial years beginning on or after 1 January 2005.

The Regulation will require Gallaher to use IFRS as its reporting framework for the financial year ending 31 December 2005. This will result in some changes in the measurement and disclosure of certain accounting transactions in the Group’s financial statements.

The International Accounting Standards Board expects to issue several new or improved standards during 2004. Furthermore, the approach to first time adoption of existing and pending IFRS cannot yet be determined with certainty.

The Group has identified and procured the necessary resources required to ensure that it is able to carry out the transition to IAS by 1 January 2005. To facilitate this, the Group has formed a project team of senior finance professionals to assess the impact of the change and to revise systems and accounting policies in order to assure compliance. The project team provides the Audit Committee with regular updates of its progress.

Weighted average cost of capital (“WACC”)

Gallaher utilises project specific WACCs when evaluating investments, taking into account the circumstances (including geographic location) of each potential investment opportunity at the time. For general performance purposes, however, management currently utilises a minimum hurdle rate of 7%.

Five year summary of shareholder returns

	2003	2002	2001	2000	(1)	1999	(1)
Adjusted EPS (p)	55.5	51.2	46.9	41.0		36.9
Growth (%)	8.6	9.2	14.4	10.9

(1)	Results not adjusted for changes in accounting policies in 2002 but presented as previously reported.

Since 1999 dividends have increased at a cumulative average rate of 7.4% per annum, reflecting Gallaher’s dividend policy of consistently growing dividends, while recognising the need to balance equity and debt holders interests.

Back to Contents

Five year summary of key financial indicators

	2003	2002	2001	2000 (1)	1999 (1)
EBITA interest cover(2)(3)	4.8	4.4	5.2	4.7	5.6
Net debt / EBITDA(2)(3)	3.4	3.8	4.5	2.9	1.9
Effective tax rate(4)	26.7%	26.2%	23.6%	26.0%	28.7%
Dividend cover(5)	1.88	1.86	1.84	1.72	1.66
Dividend yield(6)	4.9%	4.5%	5.4%	5.6%	8.6%
Net debt / market capitalisation(6)	63%	62%	80%	54%	51%
Enterprise value / EBITDA(2)(3)(6)(7)	9.0	10.0	10.2	8.4	5.8

(1)	Results not adjusted for changes in accounting policies in 2002 but presented as previously reported.
(2)	Excludes exceptional charges.
(3)	FRS 17 financing credit added back in 2003, 2002 and 2001.
(4)	Excludes exceptional charges and amortisation charges.
(5)	Calculated on adjusted earnings per share.
(6)	Based on closing share price as at 31 December of each year.
(7)	Excludes joint ventures and associates.

Treasury policies and financial risks

The Group has a centralised treasury function that is responsible for the management of the Group’s financial risks together with its liquidity and financing requirements. The treasury function is not a profit centre and the objective is to manage risk at optimum cost. Treasury operations are conducted within a framework of policies and guidelines authorised by the Board, and are monitored by a Treasury Committee. This framework provides flexibility for the best execution of Board approved strategies. Summaries of treasury activities and exposures are reported on a regular basis to the Board. The internal control environment is also reviewed regularly.

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and foreign exchange risks arising from its operations and from its sources of finance.

Financing and liquidity

The Group’s principal sources of financing in 2003 have been bond issues, bank borrowings and retained profits. It is the Group’s policy to maintain sufficient committed borrowing facilities, with a mix of long and short term debt, to enable the Group to meet its business objectives.

Back to Contents

At the year end, bond issues amounted to £1,977m, comprising: a £250m bond maturing in February 2013; a £300m bond maturing in May 2009; a €375m bond maturing in August 2008; a €750m bond maturing in October 2006; a €900m bond maturing in January 2005; and, European medium term notes amounting to £128m. In addition, at the year end, the Group’s committed bank facilities comprised: amortising term loans of €268m with a final repayment date in 2007; a syndicated revolving facility of £650m, with £150m maturing in March 2004; and, £500m maturing in March 2008.

The weighted average maturity of committed debt at the year end was 3.5 years (2002: 3.5 years).

The Group’s credit ratings are BBB (Stable Outlook) and Baa3 (Stable Outlook) from Standard & Poor’s, a Division of the McGraw-Hill Companies, and Moody's Investors Service Limited respectively. These ratings allow the Group to access the international capital markets and issue debt to a global investor base.

Certain of the Group’s debt instruments contain covenants that if the Group’s credit rating is downgraded below BBB minus in the case of Standard & Poor’s or below Baa3 in the case of Moody’s, additional interest accrues from the next interest period at the rate of 1.25 percentage points, in the case of certain bonds issued by the Group (€750m in October 2001, €900m in January/March 2002 and £250m in February 2003), and 1.0 percentage points in the case of the Group’s current committed syndicated bank facility. In the event that both credit ratings are subsequently raised or reaffirmed to BBB minus and Baa3, respectively, the additional interest no longer accrues from the next interest period.

The only financial covenants applying to the Group’s facilities relate to the committed syndicated revolving bank facility. At the year end these require Gallaher to maintain interest cover above 3.5 times based on pre-FRS 17 EBITDA, and net debt below a multiple of pre-FRS 17 EBITDA of 3.75 times at 31 December 2003, falling to below 3.5 times by 31 December 2004. The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with an EBITDA interest cover at 5.5 times and a net debt multiple of 3.4 times at 31 December 2003.

Interest rate risk

The Group is exposed to fluctuations in interest rates on its net debt. In order to manage the impact of adverse variations in interest rates on the Group’s profits, the Group borrows at fixed and floating rates of interest and uses interest rate derivatives, where necessary, to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt. At the year end, fixed interest rated debt represented approximately 65% of total gross debt. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of the business planning process and helps manage the level at which EBITA covers net interest expense, which the Group currently aims to target at levels between 4.5 and 5.5 times.

Back to Contents

Foreign currency risk

Due to the international nature of its operations, the Group is exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies.

The Group makes limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains the Group’s policy not to hedge profit and loss account translation exposures.

Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

Bank counter-party risk

The Group has cash and bank deposits and other financial instruments that give rise to credit risks in the event of non-performance by counter-parties. Credit risk is managed by limiting the aggregate amount of exposure to any one counter-party and the Group’s policy of only selecting major international financial institutions with a strong investment grade credit rating.

LEGAL AND REGULATORY ENVIRONMENT

Gallaher has established and adheres to a number of policies and principles governing the Group’s conduct which underpin its relationship both to those responsible for public health and those who choose to smoke. Gallaher believes that it operates with a sense of responsibility and responsiveness to the issues surrounding smoking and health, recognising the rights and responsibilities of governments around the world to regulate the manufacture, distribution and marketing of tobacco products. For its own part, the Group has an established range of corporate and environmental policies consistent with its international size and standing.

The global tobacco market has been subject to significant regulatory influence in recent years, including: the levying of substantial tax and duty charges; restrictions on advertising and marketing; the display of larger health warnings and statements of tar, nicotine and carbon monoxide smoke yields on product packaging; regulations on the smoke yields of cigarettes; the disclosure of ingredients in tobacco products; the prohibition of certain descriptors such as ‘light’ and ‘mild’, and, increased restrictions such as the prohibition of smoking in many public places and raising the ages at which cigarettes may be purchased.

The Group has a long history of managing its business successfully within a regulatory climate. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations in any of its key markets could have an adverse effect on the Group’s sales and operating performance.

Back to Contents

Regulation

At a global level in 2003, the World Health Organisation adopted a Framework Convention on Tobacco Control (“FCTC”). The tobacco control treaty includes provisions governing, amongst other matters: advertising and sponsorship; tax and price increases; labelling; illicit trade; and, environmental tobacco smoke. The FCTC will come into force once 40 Member States have ratified it.

Within the EU, a Directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into Member States’ national law. Its provisions include: matters relating to ingredients disclosure; the prohibition of descriptors suggesting that a particular tobacco product is less harmful than others; new and larger health warnings; rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking; tar, nicotine and carbon monoxide ceilings; an assessment of the health effects of the smoke yield of other substances; and, a proposal for a common list of ingredients. The EU Commission is to report on the application of the Directive and indicate features that should be reviewed or developed in light of developments in scientific or technical knowledge by the end of 2004.

The EU Commission has adopted a Decision that establishes the Rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for Member States to decide whether or not to introduce such pictorial health warnings from October 2004.

In June 2003, an EU Directive relating to the advertising and sponsorship of tobacco products was adopted. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco related sponsorship, including the free distribution of tobacco products. Member States shall comply with this Directive by 31 July 2005 at the latest. The German Government and others have commenced a legal challenge to the Directive in the European Court of Justice.

The EU has indicated that it is to develop an initiative to ban smoking in the workplace. Certain Member States have already enacted, or are considering, legislation that restricts smoking in public places.

In May 2004, 10 additional European countries (“EU Accession Countries”) will join the EU. These countries are required to comply with the existing laws of the EU at the time of joining except for certain transitional arrangements.

In the UK, the Tobacco Advertising and Promotion Act was adopted in 2002. The Act prohibited the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Act also banned sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. Draft Tobacco Advertising and Promotion (Point-of-Sale) Regulations have also been published that significantly restrict the size, format and content of tobacco advertisements that may be published at point-of-sale and on tobacco vending machines. Following correspondence, the Secretary of State has indicated a commitment to resolve the outstanding issues.

Back to Contents

In August 2003, the UK Office of Fair Trading notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco related markets. Gallaher is co-operating with the enquiry which is currently at the information gathering stage.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Bill was published in August 2003, purporting to give effect to two EU Directives and an EU Recommendation relating to tobacco. The Bill includes provision for a comprehensive ban on tobacco advertising, sponsorship and measures relating to the manufacture, presentation and sale of tobacco products, and may be subject to legal challenge. Also, in Ireland, the Tobacco Smoking (Prohibition) (Amendment) Regulations 2003 (as subsequently amended),which allow for a complete ban on smoking in all public places, with certain limited exceptions, will come into force on 29 March 2004. Separately, Regulations were made in September 2003, purportedly to give effect to the 2001 EU Directive on the manufacture, presentation and sale of tobacco products.

In Germany, from 2007 cigarettes may only be bought from vending machines which have youth protection technology installed, i.e., consumers will have to verify their age, for instance, by using age encoded chip cards.

In France, the Government enacted a law in 2003 seeking to restrict tobacco consumption among young people. The law includes the prohibition of packs of less than 19 cigarettes.

In the Netherlands, the Government has introduced tobacco ingredient disclosure regulations. In August 2003, Gallaher and Philip Morris International commenced a joint legal challenge to the Dutch regulations, which, Gallaher believes, do not provide adequate protection for brand recipes. Other tobacco companies including British American Tobacco, Japan Tobacco International and Imperial Tobacco have also commenced legal proceedings.

In Russia, a federal law on restrictions on the smoking of tobacco came into force in 2002. The legislation prohibits: smoking in some public places; the sale of cigarettes to those under 18 years of age; and, the sale of loose cigarettes or packs containing fewer than 20 cigarettes. Furthermore, from January 2003, the production and import of filter cigarettes with smoke yields exceeding 14mg of tar and 1.2mg of nicotine was prohibited, and tobacco products must display a general and rotational health warning and tar and nicotine smoke yields.

In addition, draft Bills have been introduced to the Russian State Duma whose provisions include: significantly larger rotational health warnings from January 2005; further reductions in maximum tar and nicotine smoke yields; a complete ban on tobacco advertising, with certain limited exceptions, and at point-of-sale, with effect from January 2006; one in every ten packs should have a special leaflet inserted with health information on tobacco addiction; and, a ban on the sale of tobacco products within 100 meters of educational establishments.

Back to Contents

In the Ukraine, the Parliament approved amendments to the Law on Advertising in September 2003, restricting tobacco advertising in the printed media and prohibiting it entirely on television and radio. Furthermore, a draft law is being considered whose provisions include: prohibition of certain tobacco advertising; prohibition of the sale of tobacco products to and by persons under 18 years of age; prohibition of the sale of cigarettes in packs of less than 20 sticks; further restrictions on smoking in public places; significantly larger health warnings; and, reductions in maximum tar and nicotine smoke yields.

In Kazakhstan, the Parliament adopted the Law on Advertising in November 2003, which limits tobacco advertising in the media. Outdoor tobacco advertising is also to be prohibited from 1 October 2004, under the law on prevention and restriction of tobacco smoking. Additionally, new health warning requirements apply from April 2004.

Tobacco Taxation

In 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes, which will increase to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are allowed by the Directive. Additionally, a number of Member States have introduced a minimum excise duty, relating to the duty levied on cigarettes of the most popular price category in each country.

EU Accession Countries will be required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Many have been allowed transitional periods – the longest until January 2010 – in which to comply. The Austrian Government has issued regulations maintaining the 25-cigarette import limit for Austrian residents returning from four neighbouring EU Accession Countries. Any relaxation of the current controls on personal imports from Accession States into existing EU States could have a significant negative impact on sales in neighbouring countries such as Austria and Germany in the transitional periods.

In the UK, tobacco duty was raised in line with inflation in April 2003. The impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition and trading down by consumers to lower price cigarette brands. Gallaher believes that the wide price differentials between the UK and Continental Western Europe and other parts of the world have led to a smuggled market for legitimate and counterfeit cigarettes and also an increase in legitimate cross-border purchasing. HM Customs and Excise estimates that, for the year 2002-03, approximately 27% of cigarettes and around 70% of handrolling tobacco smoked in the UK market were not UK duty paid products.

The Group continues to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. Gallaher has a history of co-operation with investigations into smuggling and readily exchanges relevant information with the authorities on a regular basis.

In certain other important Continental European markets, excise duty increases continue to have an impact on prices, sales and margins. These include, for instance, large tax increases in Ireland, Germany, the Netherlands and France.

Back to Contents

In Russia, the auditor of the Accounts Chamber is calling for the Government to return to the specific excise system which could, if implemented, adversely affect company sales.

Litigation

Certain companies in the Group are defendants in actions in the UK where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. There are no such claims in England and Wales. As at 27 February 2004, Gallaher is involved as a defendant in three dormant individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, the number of individual claims against Group subsidiaries is currently 14. Of the 151 claims that have been dismissed or abandoned since 1997, 10 individual plaintiffs have appealed against dismissal. The outcome of these appeals are awaited. Of the remaining 14 claims, 12 Statements of Claim have been served upon Group subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in some of those cases. Gallaher has refused to accept service of four of the above Statements of Claim due to the delays by the plaintiffs in prosecuting the claims. Court applications by Gallaher are pending in relation to five of the other Statements of Claim and, in relation to the remaining three, detailed particulars of the claim are awaited from the plaintiffs. No defence will be delivered by Gallaher pending the conclusion of all of these matters.

Gallaher is not a party to smoking related litigation anywhere else in the world.

To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher’s operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. As at 27 February 2004, the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these actions and that they will be vigorously defended.

Back to Contents

Gallaher Group Plc

Cautionary statement

This announcement includes “forward-looking statements” within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, dividend policy, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, impact of new accounting standards, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms “Gallaher” and “Group” refer to Gallaher Group Plc and its subsidiaries. The term “Liggett-Ducat” refers to the Liggett-Ducat group of companies. The term “Austria Tabak” refers to the Gallaher Austria group of companies. The term “ATG” refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term Lekkerland-Tobaccoland refers to Lekkerland-Tobaccoland GmbH & Co KG. The term “TOBA” refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term “BAT” refers to British American Tobacco p.l.c. The term “Philip Morris” refers to Philip Morris International, Inc., a subsidiary of Altria Group, Inc. The term “Japan Tobacco” refers to Japan Tobacco Inc. and its subsidiaries. The term “RJ Reynolds” refers to R.J. Reynolds Tobacco Holdings, Inc. The term “Imperial Tobacco” refers to Imperial Tobacco Group PLC.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 3, 2004	Title:	Deputy Company Secretary